

Fig. 2   MALIBU GOLD II PROPERTY REGIONAL LOCATION MAP



Fig. 3 MALIBU GOLD II2 PROPERTY MAP



Fig. 4 MALIBU GOLD II PROPERTY



Fig. 5 MALIBU GOLD PROPERTY ADITS


Jurassic-Cretaceous
Granodiorite
N
Tertiary (?)
Gabbro-Diorite
Intrusive
ADIT #2
Au
ADIT #1
Au, Ag, Cu, Pb, Zn
Lower Cretaceous
Gambier Group
Sediments
Jurassic-Cretaceous
Granodiorite
SCALE 1 : 20,000
500
0
500
1,000
1,500
METERS
REGIONAL GEOLOGY
OF THE
MALIBU GOLD PROPERTY AREA

REGIONAL GEOLOGY OF THE MALIBU GOLD II PROPERTY